

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 4, 2022

John A. Roberts
President and Chief Executive Officer
Vyant Bio, Inc.
2 Executive Campus
2370 State Route 70, Suite 310
Cherry Hill, NJ 08002

> **Re: Vyant Bio, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 29, 2022**
> **File No. 333-264595**

Dear Mr. Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alan Wovsaniker, Esq.